

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2010

Mr. Eugene M. Isenberg
Chief Executive Officer
Nabors Industries Ltd.
515 W. Greens Road, Suite 1200
Houston, Texas 77067

> **Re:** **Nabors Industries Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-32657**

Dear Mr. Isenberg:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of your rigs is involved in an explosion or similar event. In this regard, we note your disclosure that "[g]enerally, drilling contracts provide for the division of responsibilities between a drilling company and its customer, and we seek to obtain indemnification from our customers by contract for some of these risks. To the extent that we are unable to transfer these risks to

customers by contract or indemnification agreements, we seek protection through insurance." Please address the following:

- Describe the instances or contracts, as applicable, for which you have not been able to obtain contractual indemnity against liability for pollution, well and environmental damages, etc. Your response should address individual contracts and/or groups of contracts by customer or geographic area, to the extent material and meaningful under the circumstances;

- Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

- Disclose the applicable policy limits related to your insurance coverage;

- Provide further detail on the risks for which you are insured for your offshore rigs in light of your statement that such insurance "applies to all kinds of risks of physical damage except for named windstorms in the U.S. Gulf of Mexico for which we are self-insured;" and

- Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects.

<u>Income Tax Contingencies, page 105</u>

2.   In your response letter dated June 9, 2009 to our comment letter on your December 31, 2008 Form 10-K, you indicated that in future filings, you intended to quantify the amount of depreciation deductions likely to be questioned by Mexico's federal taxing authorities and the potential tax consequences of the dispute. It remains unclear from your revised disclosure the total amount you have accrued for this dispute and how the accrued amounts have been treated for financial reporting purposes. Please tell us the total amount accrued related to the Notice of Assessment from Mexico's federal taxing authorities and how you considered disclosing the total amount of your established reserve. As part of your response, please clarify how the reserve has been recognized within your financial statements (e.g. as part of your uncertain tax positions, as a current or deferred tax liability, or as a separate current or long-term liability for a loss contingency pursuant to FASB ASC 450-20-25-2).

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, Michael Karney at (202) 551-3847 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director